OPERATING AGREEMENT

OF

PADA BUILD LLC

A NEVADA LIMITED-LIABILITY COMPANY

EFFECTIVE AS OF NOVEMBER 1, 2024

THE INTERESTS DESCRIBED AND REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS (THE "SECURITIES LAWS") AND MAY BE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES LAWS. TO THE EXTENT THE INTERESTS CONSTITUTE SECURITIES UNDER THE SECURITIES LAWS, THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES LAWS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

AMENDED AND RESTATED OPERATING AGREEMENT OF PADA BUILD LLC

WHEREAS, PADA BUILD LLC was established in 2023, and the Operating Agreement was executed on February 8, 2023;

WHEREAS, the sole Member and Manager have agreed to amend and restate the Operating Agreement in its entirety;

NOW, THEREFORE, THIS OPERATING AGREEMENT amended and restated in its entirety as of the 1st day of November, 2024, (the "Effective Date") by the Member whose signature appears on the signature page hereof (the "Member"). In consideration of the mutual covenants contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Member hereby agrees as follows:

ARTICLE 1.

DEFINITIONS

Unless the context otherwise specifies or requires, capitalized terms used herein which are not otherwise defined in the text of this Agreement shall have the respective meanings assigned thereto in Addendum I, attached hereto and incorporated herein by reference, for all purposes of this Agreement (such definitions to be equally applicable to both the singular and the plural forms of the terms defined). Unless otherwise specified, all references herein to Articles or Sections are to Articles or Sections of this Agreement.

ARTICLE 2.

FORMATION OF COMPANY

2.1 Formation. The Member has organized the Company as a Nevada limited-liability company pursuant to the provisions of the Act. The Member has delivered the Articles of Organization to the Secretary of State in accordance with and pursuant to the Act and such Articles have remained effective from and after the filing date thereof.

2.2 Name. The name of the Company is PADA BUILD LLC.

2.3 Principal Office. The principal office of the Company shall be determined by the Manager. The Company may locate its places of business and registered agent address at any other place or places as the Manager may from time to time deem advisable.

2.4 Registered Agent. The registered agent shall be designated by the Manager and may be changed from time to time by the Manager by making an appropriate filing regarding such change in the address of the new registered agent and the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5 Term. The Company shall continue in existence until it dissolves in accordance with the provisions of this Agreement or the Act.

2.6 No State-Law Partnership. The Member intends that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no

Member be a partner or joint venturer of any other Member by virtue of this agreement, for any purposes other than as set forth in the immediately following sentence, and neither this Agreement nor any document entered into by the Company or any Member shall be construed to suggest otherwise. The Member intends that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Company and each Member shall file all tax and information returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.7 Unit Certificates. A Unit may be represented by a certificate (a "Unit Certificate") in such form as may be approved by the Manager. Each Unit Certificate shall be imprinted in bold with a legend stating that transferability of the Unit(s) represented by the Unit Certificate is subject to the restrictions contained in this Agreement. The Manager shall maintain or cause to be maintained a ledger showing the ownership of all outstanding Units and the names of the holders of all Unit Certificates. The total number of authorized Units is set forth in Exhibit "A," attached hereto and incorporated herein.

ARTICLE 3.
BUSINESS OF COMPANY

The purposes of the Company are to engage in any activity for which Limited Liability Companies may be formed under the Act, specifically including, but not limited to, the following:

a. Real estate development and construction company with consulting services for real estate investors.

b. To do any and all things and carry on all other activities necessary or incidental to the accomplishment of the foregoing purposes or for the protection of the Company's interests.

c. To raise capital, borrow funds, and to take all necessary and reasonable steps to insure that the Company has adequate working capital to carry out the purposes of the Company set forth above.

The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

ARTICLE 4.
MEMBERS AND UNITS

The names and addresses of, and Membership Units issued to, the Member(s) are as set forth on the attached Exhibit A which shall be amended and restated by the Manager at any time if the Manager receive updated information about the identity or addresses of the Members as permitted elsewhere in this Agreement, or there is a change in the number of Membership Units issued to a Member. The total authorized number of Units shall be increased and designated as voting or non-voting Units by a Majority Vote of the Voting Members.

ARTICLE 5.
RIGHTS AND DUTIES OF MANAGER; INDEMNIFICATION

5.1 Management. Except as otherwise required by the Act or as expressly set forth herein, the Manager shall have the full and exclusive power and authority to manage and control the Company's business and affairs and make all decisions on behalf of the Company. Subject to the limitations set forth in this Agreement, the Manager shall have full and exclusive authority to deal with the property of the Company and to execute and deliver all agreements relating to the affairs of the Company including, without limitation, the authority to execute and deliver: (i) instruments of transfer of the Company's property; (ii) checks, drafts and other orders in the payment of Company debts; (iii) promissory notes, security agreements, mortgages, assignment of leases and rents, financing statements and other instruments of indebtedness of the Company for borrowed funds; (iv) deeds, contracts relating to the purchase or sale of property and other instruments; and (v) all other instruments of any character relating to the affairs of the Company.

5.2 Appointment of Manager. Initially, the Manager shall be ANTHONY PADAVICH. The Manager shall serve until the Manager resigns, is removed, or can no longer serve due to death or disability. The Manager shall be elected or removed (with or without cause) by an affirmative vote of 75% of the Voting Members. A Member may, but need not be, a Manager. A Manager may, but need not be, a Member. The resignation or removal of a Manager who is a Member shall not affect that Member's status as a Member of the Company. The Manager need not reside in the place of the corporate office and may work remotely.

5.3 Resignation. Any Manager of the Company may resign as a Manager at any time by giving written notice of such resignation to the Members. Any such resignation shall take effect at the time specified therein, or if no time be specified, upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

5.4 Certain Powers of the Manager. Without limiting the generality of Section 5.1, but subject to the limitations of Section 5.5, the Manager shall have power and authority, on behalf of the Company, to:

(a) Borrow money in an amount less than $10,000,000 for the Company from banks, other lending institutions, the Manager, Members, or Affiliates of the Manager or Members on such terms as the Manager deem appropriate and, in connection therewith, to Hypothecate Company Property to secure repayment of the borrowed sums;

(b) Purchase liability and other insurance to protect the Company Property and business;

(c) Hold and own any Company real or personal properties in the name of the Company;

(d) Invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments, irrespective of whether they qualify as appropriate fiduciary types of investments;

(e) Execute and deliver all instruments and documents, including checks, drafts, notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage, or disposition of Company Property; assignments; bills of sale; leases; partnership agreements; operating (or limited liability company) agreements of other limited liability companies; and any other instruments or documents necessary, in the reasonable opinion of the Manager, to the conduct of the business of the Company, including modifications and amendments thereto;

(f) Employ accountants, legal counsel, managing agents, other experts, employees and independent contractors to perform services for the Company and to compensate them from Company funds;

(g) Execute any and all other agreements on behalf of the Company, with any other Person for any purpose and in such forms as the Manager may approve;

(h) Execute and file such other instruments, documents, and certificates which may from time to time be required by the laws of Nevada or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue, and defend the valid existence of the Company;

(i) Open bank accounts in the name of the Company and to the sole signatories thereof;

(j) Lend money to or guaranty or become surety for the obligations of any Person;

(k) Distribute Distributable Cash;

(l) Cause the Company to be a party to a Reorganization; and

(m) Do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business and not limited by this Section 5.45 or by Section 5.56.

5.5 Limitations on Authority. Notwithstanding any other provision of this Agreement, the Manager shall not cause or commit the Company to do any of the following without the Approval of the Majority of the Voting Members:

(a) Borrow money in excess of $10,000,000 for the Company from banks, other lending institutions and to hypothecate company property to secure repayment of the borrowed sums.

(b) Sell, refinance or otherwise dispose of all or substantially all of the assets of the Company (and to approve the overall terms and conditions of such sale, refinance or other disposition);

(c) Review and update the designated amount listed for each Member on Exhibit A for activities undertaken on behalf of the Company;

(d) Cause the Company to file for Bankruptcy;

(e) Amend the Company's Articles of Organization or this Agreement pursuant to Section 15.4;

(f) Issue Membership Units to new Members pursuant to Section 12.1;

(g) Issue additional Membership Units to one or more existing Members pursuant to Section 12.2;

(h) Liquidate or dissolve the Company, as further provided in Section 13.1.

5.6 Liability for Certain Acts.

(a) The Manager do not, in any way, guarantee the return of the Member's Capital Contributions from the operations of the Company or otherwise.

(b) Except as otherwise provided herein, the Manager will not be liable to the Company or the Members or other interest holders for any act or omission in connection with the business or affairs of the Company so long as the Manager against whom liability is asserted acted in good faith on behalf of the Company and in a manner reasonably believed by the Manager to be within the scope of authority under this Agreement and in the best interests of the Company, unless such act or omission constitutes gross negligence, intentional misconduct, fraud or a knowing violation of law.

5.7 Manager and Members Have No Exclusive Duty to Company, Duty Not to Compete. The Manages and the Members shall have no exclusive duty to act on behalf of the Company. Each Manager and each Member may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member or Manager shall have any right, by virtue of this Agreement, to share or participate in any other investments or activities of any other Member or Manager. No Manager or Member shall incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture. The Company may hire or contract with Affiliates of the Members or Manager, as long as such arrangements are at arms' length, unless otherwise Approved by the Voting Members. Members and Manager shall not serve as an officer, manager, member or own a Competing Business unless approved by 90% of the Voting Members. "Competing Business" shall mean a supplier, restaurant or any other enterprise associated with real estate development and consulting.

5.8 Indemnification.

(a) Proceeding Other Than By the Company. The Company will indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he, she or it is or was a Member, Manager, employee or agent of this Company, or is or was serving at the request of this Company as manager, director, officer, employee or agent of another Entity, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred

by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of this Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) Proceeding by the Company. The Company will indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this Company to procure a judgment in its favor by reason of the fact that he is or was a Member, Manager, employee or agent of this Company, or is or was serving at the request of this Company as a member, manager, director, officer, employee or agent of another Entity against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Company or for amounts paid in settlement to this Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c) Indemnity if Successful. To the extent that a Member, the Manager, an employee or an agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this Section 5.8, or in defense of any claim, issue or matter therein, the Company will indemnify the Manager, any Member, employee or agent against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

(d) Expenses. Any indemnification under this Section 5.9, unless ordered by a court or advanced by the Company, must be made by the Company only as authorized in the specific case upon a determination that indemnification of the Member, Manager, employee or agent is proper in the circumstances. The determination must be made by the Approval of the Manager, unless such determination relates to all of the Manager, in which case it shall be made by a Majority Interest of the Members.

5.9 Compensation, Reimbursement, Organization Expenses. Unless otherwise agreed to by the Approval of the Majority of the Voting Members, no Member shall be entitled to compensation from the Company for services rendered to the Company in its capacity as such. Each Manager shall be entitled to receive reasonable compensation from the Company for serving as Manager to the extent approved by the Majority of the Voting Members. Upon the submission of appropriate documentation, the Manager shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred on behalf, or at the request, of the Company.

5.10 Officers. The Company may have such officers as shall be determined by the Manager. All officers shall be appointed by the Manager and may be removed at any time by the Manager, with or without cause, subject to the terms of any employment agreements then in effect. Officers so appointed shall have such authority and duties as may be determined from time to time by the Manager.

ARTICLE 6.
RIGHTS AND OBLIGATIONS OF MEMBERS

6.1 Limitation of Liability. Except as otherwise provided by this Agreement and the provisions of the Act, no Member shall be liable for an obligation of the Company solely by reason of being a Member or acting in its capacity as such.

6.2 Members Have No Agency Authority. Except as expressly provided in this Agreement, the Members (in their capacity as such) shall have no agency authority on behalf of the Company and no Member shall hold himself out as having such authority.

6.3 Priority and Return of Capital. Except as may be expressly provided in this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Income, Net Losses or Distributions.

6.4 Voting Rights. There shall be two classes of members: (1) Class A Membership Interest: the Initial Members who shall have the right to vote on matters set forth in this Agreement, and (2) Class B Membership Interest: all other members admitted after the Initial Members who shall not have the right to vote on any matter unless specifically authorized in writing by the Initial Members.

ARTICLE 7.
ACTIONS OF MEMBERS

7.1 Member Approval; Action by Written Consent. Unless otherwise required in this Agreement, Approvals of the Voting Members may be communicated in writing by a written consent, which may be executed in separate counterparts and delivered by facsimile or electronic transmission, and no action need be taken at a formal meeting. As to any matter requiring the Approval of the Members where a threshold of Membership Units is not specified herein or required by the Act, a Majority Interest of the Members shall be required.

7.2 No Required Meetings. The Voting Members may, but shall not be required to, hold any annual, periodic, or other formal meetings. Meetings of the Voting Members may be called by the Manager or by any Voting Member or Voting Members holding at least a Majority of the Membership Units entitled to vote on any matter to be voted on at such meeting.

7.3 Place of Meetings. The Manager or Voting Members calling the meeting may designate the place of meeting for any meeting of the Voting Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Company.

7.4 Notice of Meetings. Except as provided in Section 7.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than fifteen (15) nor more than ninety (90) days before the date of the meeting, either personally, by mail or by electronic mail by or at the direction of the Manager or Members calling the meeting, to each Voting Member. Regular mail can be used if the member has not furnished an email address.

7.5 Meeting of all Members. All meetings shall be held at the place and time designated in the Notice of the Meeting; provided, however, that if all of the Voting Members shall meet at any time and place, and Approve the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

7.6 Quorum. Voting Members holding at least a Majority of the Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Voting Members. The Voting Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of any Members whose absence would cause less than a quorum.

7.7 Manner of Acting. If a quorum is present, the affirmative vote of the Voting Members holding a Majority of the Interests shall be the act of the Voting Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement. Any vote, action or consent by a Voting Member may be made or given by such Voting Member taking into account any considerations that such Voting Member may deem appropriate, including the personal interests of such Voting Member, without regard to any duty (fiduciary or otherwise) that such Voting Member may have to the Company or any other Member or interest holder; provided, however, that such Voting Member shall not take personal interests into account if such interest relates to a Competing Business, as defined in Paragraph 5.8.

7.8 Proxies. At all meetings of Voting Members, a Voting Member who is qualified to vote may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of the meeting.

7.9 Waiver of Notice. When any notice is required to be given to any Voting Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE 8.
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1 Initial Capital Contributions. Upon the execution of this Agreement, to the extent not previously remitted or contributed to the Company, the Members shall contribute to the Company the cash or other property set forth on Exhibit “A” opposite such Member’s name.

8.2 Additional Capital Contributions. No Member shall be required to make capital contributions to the Company in excess of the amount set forth opposite, his, her or its name on Exhibit “A”. The Manager may determine, at any time or from time to time, to raise additional capital and the Members may, but shall not be obligated to, make additional capital contributions

to the Company. If the Manager determines to make a capital call, a Member shall have the right to contribute in accordance with the Membership Interest of the Member. If a Member elects not to contribute, the capital call will be reallocated pro-rata among the contributing Members in proportion to the contributing Member's Membership Interest, and the Manager shall be authorized to reallocate Units to reflect the increase of capital contribution by the contributing Members.

8.3 Capital Accounts. A capital account shall be maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b) and any other laws governing the proper maintenance of capital accounts for limited liability companies.

8.4 Capital Account Adjustments in the Event of a Transfer of Units. Upon a Transfer (whether during lifetime or at death) of any Units by any Member as permitted hereunder, the capital account, or the appropriate portion thereof, of the transferor Member which is attributable to the Unit(s) transferred will carry over to the transferee.

8.5 Capital Account Adjustments in Connection with Contributions and Distributions. Upon the contribution of money or other property to the Company by an existing Member or by a newly admitted Member after the original capital contributions, or upon the distribution of money or other property to a Member, or upon any Transfer of any Units by a Member, the book value of the assets of the Company may, if the Manager determines to do so, be adjusted to fair market value, and the capital account of each Member shall then be adjusted accordingly. Such adjustments may be made only if it is determined that they are in accordance with sound financial accounting principles. No such capital account adjustments shall be made if such adjustment would be impermissible under the Treasury Regulations promulgated under Section 704(b) of the Code.

8.6 Capital Account Adjustments Upon Distributions of Property in Kind. The Manager shall determine the fair market value of any Company asset distributed in kind, and shall credit or charge to the capital account of each Member the Net Income or Net Loss that would have been credited or charged to such Member if that asset had been sold at its fair market value as of the date of distribution. Any such Net Income or Net Loss that would have been recognized by the Company from such a deemed sale shall be allocated among the Members as provided for in Article IV, and the distribution shall be treated as though the Company had distributed cash equal to the fair market value of the assets so distributed in kind.

8.7 Other Matters Relating to Capital Contributions.

(a) No Right to Make Capital Contributions. No Member shall be entitled to make capital contributions to the Company except as expressly required or permitted under this Agreement.

(b) No Withdrawal. Except as provided in this Agreement, no Member shall be entitled to withdraw from the Company, to receive a return of any part of that Member's capital contribution to the Company, or to receive property or assets other than cash in return thereof, or to receive interest thereon.

8.8 Payment on Debt Treated as Loan. In the event any Member makes any payment with respect to any Company indebtedness with respect to which that Member has personal liability, then the amount or amounts so expended by that Member shall be treated as a loan by the Member to the Company for which the Member shall be subrogated to the rights of the lender with respect to whose loan the Member made the payment.

8.9 Negative Capital Accounts. In the event any Member shall have a Negative Capital Account balance upon liquidation of that Member's interest in the Company after taking into account all capital account adjustments for the taxable year in which the liquidation occurs, that Member shall have no obligation to restore that Member's Negative Capital Account balance to zero.

ARTICLE 9.
ALLOCATIONS AND INCOME TAX

9.1 Percentage Interests. The initial Members and the number of Units issued to them are set forth on Exhibit "A." Exhibit "A" shall be updated as appropriate, including, without limitation, after each capital contribution and after each Transfer of Units.

9.2 Allocation of Net Income and Net Loss. After giving effect to the special allocations set forth in Section 9.3, Net Income and Net Loss shall be allocated to the Members in proportion to their respective Percentage Interests.

9.3 Regulatory Allocations.

(a) Qualified Income Offset. No Member shall be allocated Net Loss or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Net Loss or deduction (or item thereof), or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 9.3(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

(b) Minimum Gain Chargeback. Except as set forth in Regulation Sections 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain or Member Minimum Gain, each Member, prior to any other allocation pursuant to this Article 9, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain or Member Minimum Gain. Allocations of gross income and gain pursuant to this Section 9.3(b) shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain or Member Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for

the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 9.3(b) shall constitute a "minimum gain chargeback" under Regulation Sections 1.704-2(f) or 1.704-2(i)(4).

(c) Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) using the "traditional method" described in the Regulations thereunder.

(d) Code Section 754 Adjustment. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining capital accounts, the amount of the adjustment to the capital accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their capital accounts are required to be adjusted pursuant to that Section of the Regulations.

(e) Nonrecourse Deductions. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Members in proportion to their respective Percentage Interests.

(f) Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Member who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(b).

(g) Guaranteed Payments. To the extent any compensation paid to any Member by the Company, including any fees payable to any Member for services provided to the Company, is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Code Section 707(a), the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's capital account shall be adjusted to reflect the payment of that compensation.

(h) Unrealized Receivables. If a Member's Percentage Interest is reduced (provided the reduction does not result in a complete termination of the Member's Percentage Interest), the Member's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Net

Income otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 9.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Member, be specially allocated among the Members in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the Manager.

(i) Withholding. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Members for all purposes under this Agreement.

(j) Allocation of Tax Items. Except as otherwise provided herein, each item of Net Income or Net Loss recognized by the Company for federal income tax purposes shall be allocated among the Members in the same manner and proportion as each correlative item of Net Income or Net Loss is allocated pursuant to the provisions of this Article 9.

9.4 Liquidation and Dissolution. If the Company is liquidated, the assets of the Company shall be distributed in accordance with the provisions of Article 13 below.

9.5 Allocations in Connection with Shifts in Percentage Interests. In the event of a shift in the Percentage Interests of any Member for any reason, the allocations for that taxable year will be made by the Manager in his discretion to take into account the varying Percentage Interests of the Members for that year in whatever reasonable and consistently applied method the Manager choose in accordance with applicable Regulations.

9.6 Functional Allocations. In the event and to the extent that any Member is charged with any expenditure incurred by the Company other than in accordance with that Member's Percentage Interest, then that Member shall be allocated any expense or loss arising out of that expenditure.

ARTICLE 10.

DISTRIBUTIONS

10.1 Mandatory Distributions. Except as limited by Section 10.3, the Company shall distribute, on or before February 15th of each calendar year, an amount to the Members in proportion to their respective Percentage Interests sufficient to allow the Members to pay applicable federal and state income taxes on, and any estimated tax underpayment penalties directly resulting from, the Members' distributive share of Net Income for the preceding calendar year. For purposes of computing such distributions, the Manager may use any method, which it deems in its good faith judgment to be reasonable and appropriate, and the Manager is not required to inquire into the personal income tax circumstances of any of the Members.

10.2 Discretionary Distributions of Cash Flow. Except as otherwise provided in Section 10.1 above or otherwise in this Agreement and subject to the limitations set forth in Section 10.3 below, distributions of cash shall be distributed by the Manager, in the exercise of his discretion, in the following order and priority:

(a) First, to the Members pro rata with respect to their relative unreturned capital contributions ("Adjusted Capital Contributions") until their Adjusted Capital Contributions are reduced to zero;

(b) The balance, if any, shall be distributed to the Members in proportion to their Percentage Interests.

10.3 Restrictions on Distributions. Notwithstanding anything to the contrary herein, no distribution shall be made if the distribution is prohibited by the Act or if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business or where the Company's total assets would be less than the sum of its total liabilities.

10.4 No Duty to Make Distributions. The Company shall have no duty to make distributions except as expressly provided in this Agreement.

10.5 Withholding. To the extent the Company is required by applicable law or any tax treaty to withhold or to make tax payments on behalf of or with respect to any Member, the Company shall withhold amounts from Distributions to Members and make such tax payments as so required. The amount of such payments will constitute an advance by the Company to such Member and such Member shall repay such amounts to the Company by the Company reducing the amount of the current or next succeeding distributions that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, such Member shall pay to the Company the amount of such insufficiency.

10.6 Limitation Upon Distributions. No Distribution shall be made if such Distribution would violate the Act or this Agreement.

10.7 Interest on and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contribution or return of its Capital Contribution, except as otherwise specifically provided for herein.

10.8 Loans to Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company upon the approval of the Manager.

10.9 Returns and Other Elections. The Manager shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable amount of time after the end of the Fiscal Year. Each Member shall report partnership items on the Member's tax returns in a manner that is consistent with the treatment of such items on the Company's tax returns. Each Member will provide, and will cause its Affiliates to provide, such information as the Company may request such that the Company may adequately and accurately complete tax returns required to be filed by the Company and respond to enforceable administrative information requests (or discovery in litigation).

10.10 Tax Matters Partner. One Member shall be designated the Tax Matters Partner ("TMP") as defined in Section 6231(a)(7) of the Code. The TMP shall use its reasonable efforts

to comply with the responsibilities outlined in Sections 6221 through 6233 of the Code (including any Regulations promulgated thereunder), and in doing so shall incur no liability to any other Member. The initial TMP shall be ANTHONY PADAVICH.

ARTICLE 11.
TRANSFERABILITY

11.1 General.

(a) A Member shall only have the right to Transfer all or any portion of the Member's Membership Units if such Transfer is in full compliance with the provisions herein. Notwithstanding anything to the contrary herein, any Member may Transfer its Membership Units (i) to the Company, (ii) to another Member, or (iii) to a revocable living trust for the benefit of the Member, its spouse and/or any lineal descendants (including adopted children), and any such Transfer shall be deemed a "Permitted Transfer" hereunder.

(b) Each Member hereby acknowledges the reasonableness of the restrictions on Transfer of Membership Units imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable.

11.2 Right of First Refusal.

(a) Notwithstanding the above, a Member (the "Selling Member") may offer all (but not less than all) of its Membership Units to a third party purchaser (the "Third Party Purchaser"), other than a Member or the Company. If the Third Party Purchaser desires to purchase the Selling Member's Membership Units, the Selling Member shall then obtain from such Third Party Purchaser a bona fide written offer to purchase such interest, stating the price terms and conditions upon which the sale is to be made and the consideration offered therefor and certifying that such Third Party Purchaser has the financial capacity to make the purchase on such terms and conditions (the "Third Party Offer"). The Selling Member shall give written notification (a "Notice of Sale") to the Company, by certified mail or personal delivery, of its intention to so sell such Membership Units (the "Offered Interest"). The Notice of Sale shall be accompanied by a copy of the Third Party Offer.

(b) The Company shall have the option (a "Buy Option") to purchase all, but not less than all, of the Offered Interest. The Buy Option may be exercised by the Company by giving written notification (a "Buy Notice") to the Selling Member within thirty (30) days after receiving the Notice of Sale (the "Company Option Period"). If the Company does not elect to purchase all of the Offered Interest within the Company Option Period, the Company shall notify the other Member(s) and the other Member(s) shall have the option to purchase the Portion of the Offered Interest not purchased by the Company for a period of thirty (30) days (the "Member Option Period") on a basis pro rata to the Units of the other Members who desire to purchase. If the Company and the other Members do not elect to exercise the option with respect to all of the Offered Interest, the Buy Option shall terminate. At any time within ninety (90) days following the expiration of the Member Option Period, the Selling Member shall be entitled to consummate

the sale of the Offered Interest with respect to that its Membership Units to the Third Party Purchaser upon price, terms and conditions no more favorable to the Third Party Purchaser than those which are set forth in the Third Party Offer. However, if that sale is not made within ninety (90) days after Member Option Period has terminated, a new offer must be made and the provisions of this Section 11.2 will apply.

(c) If the Company and/or the other Members choose to exercise the Buy Option as to all of the Offered Interest (i) the Selling Member and the Company (and/or the other Members, as applicable) shall designate the time, date and place of closing, provided that the date of closing shall be within one hundred and eighty (180) days after the receipt of the Buy Notice, and (ii) at the closing, the Company (and/or the other Members) shall purchase, and the Selling Member shall sell, the Offered Interest for an amount equal to the purchase price and in accordance with such other terms and conditions set forth in the Third Party Offer.

(d) A sale of a Selling Member's Membership Units pursuant to this Section 11.2 shall be subject to Sections 11.3 and 11.4.

11.3 Substituted Members.

(a) A transferee of a Membership Unit, or any portion thereof, shall become a Substitute Member, if the Manager approves the proposed Transfer, subject to all of the terms, conditions, restrictions and obligations of this Agreement. Such Substitute Member shall execute and deliver to the Company the Statement of Acceptance, attached as Exhibit B. If so admitted, the Substitute Member has all the rights and powers and is subject to all the obligations, restrictions and liabilities of the Member originally assigning the Membership Unit. The admission of a Substitute Member shall not release the Member assigning the Membership Unit from any liability to the Company that existed prior to the approval.

(b) If the Manager does not Approve the Transfer of the Transferring Member's Membership Units to a proposed transferee as provided in Section 10.3(a), then the proposed transferee shall become an Assignee.

(b) Upon and contemporaneously with any Transfer of a Member's Membership Units, the Transferring Member shall cease to have any residual rights associated with the Membership Units Transferred to the transferee.

11.4 Additional Conditions to Recognition of Transferee.

(a) If a Transferring Member Transfers Membership Units to a Person who is not already a Member, the Manager may require the Transferring Member and the proposed successor-in-interest to execute, acknowledge and deliver to the Manager (and the Transferring Member and the proposed successor-in-interest shall execute) such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Manager may reasonably deem necessary or desirable to accomplish any one or more of the following:

(i) Constitute such successor-in-interest as a Member;

(ii) Confirm that the proposed successor-in-interest is an Assignee, or to be admitted as a Member, has accepted, assumed and agreed to be subject to and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended (whether such Person is to be admitted as a new Member or will merely be an Assignee);

(iii) Maintain the status of the Company as a partnership for federal tax purposes; and

(iv) Assure compliance with any applicable state and federal laws and regulations, including Securities Laws.

(b) The Transferring Member hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any Transfer or purported Transfer in violation of this Article 11. All costs and expenses incurred by the Company in connection with any Transfer pursuant to this Article 11 and another Person becoming a Member, in respect of such interest or such part thereof, including the fees and disbursements of counsel, shall be paid by the Transferring Member, including any expenses associated with any part year allocation made pursuant to Section 12.4. Any indemnification or payment due pursuant to this Section 10.4(b) must be paid at or before the time of the Transfer.

(c) Any Member that Transfers Membership Units in accordance with this Agreement shall notify the Company in writing within thirty (30) days of the Transfer, or, if earlier, by March 31 following the Transfer, which notice must include the names and addresses of the transferor and transferee, the taxpayer identification numbers of the transferor and transferee, if known, the date of the Transfer and such other information as may be required by any law applicable to the Company, any Member or both.

11.5 Dissociation Provision Upon Certain Triggering Events.

(a) In the event of a Triggering Event (as defined below), the Company, and, then, the other Members shall have the option to purchase all, but not less than all, of the Membership Units of the Dissociated Member (as hereinafter defined) upon the terms set forth in this Section 11.5. A "Triggering Event" means, with respect to any Member, the occurrence of any of the following events: (i) the death of such Member (or, (A) where the Member is a trust, the death of the grantor of such trust, or last surviving grantor should there be more than one, or (B) where the Member is an entity, the death of the last natural person who is an equity holder), (ii) the dissolution of the marriage of a Member where a portion or all of a Member's Membership Units are awarded or otherwise transferred to such Member's spouse; or (iii) a Change of Control of a Member. The Member with respect to whom a Triggering Event occurs is sometimes referred to herein as a "Dissociated Member."

(a) In order to exercise such purchase rights, the Company shall, within thirty (30) calendar days following written notice of the occurrence of a Triggering Event, deliver to the Dissociated Member a written notice of intention to exercise the option (the "Dissociation Option") to purchase all, or part of the Dissociated Member's Membership Units. If the Company does not exercise the Dissociation Option to purchase all of the Dissociated Member's Membership Units

then the Company shall notify the other Members in writing, providing the other Members with a copy of the Company's notice of intention with respect to right to purchase. Thereafter, the other Members shall have the right to purchase the Dissociated Member's Membership Units not purchased by the Company at the same price and on the terms as available to the Company under this Agreement on a basis *pro rata* to the Units of the other Members (the "Dissociation Event Purchasing Member(s)") who may desire to purchase. To exercise such purchase rights, the Dissociation Event Purchasing Member(s) shall, within thirty (30) calendar days after receiving notice from the Company, deliver to all of the Member(s) (including the Dissociated Member) a written notice of intention to exercise the right to purchase so much of the Dissociated Member's Membership Units not otherwise purchased by the Company as the Dissociation Event Purchasing Member(s) may desire to purchase. If the Dissociation Event Purchasing Member(s) and/or Company do not exercise the Dissociation Option, or do not exercise the Dissociation Option as to all of the Dissociated Member's Units, then the Dissociated Member, or successor-in-interest, shall remain a Member as to all of the Units held by the Dissociated Member on the date that the Triggering Event occurred, under the terms and conditions of this Agreement.

(b) The purchase price of the Dissociated Member's Membership Units shall be for an agreed upon amount, which shall be set each year by consent or meeting. The price per unit of voting and non-voting units shall be set annually by the Approval of the Members. If the Members have made no such determination for a period of three years the fair market value of such interest shall be calculated at a multiple to be determined by the Company's CPA times the most recent 12 months of EBIDTA of the Company, then multiplied by the Member's Percentage Interest in Company. If a member or the Company is not satisfied by the fair market value as determined by the Company's CPA, the member or Company may, at the member's or the Company's sole expense, as the case may be, hire an independent qualified appraiser who has at least five (5) years' experience in business valuations and appraisals. The purchase price shall then be the average between the value determined by the CPA and the value determined by the independent qualified appraiser. The Company and the Dissociated Member will share equally the cost of CPA's determination of fair market value. The Dissociated Member shall thereupon be entitled to an amount equal to such value of the Member's Membership Units in the Company, to be paid at least fifteen percent (15%) down, with the remaining balance payable pursuant to the terms of a promissory note (the "Note") to be executed by the Company and/or the Dissociation Event Purchasing Member(s), if applicable. The Note shall provide for monthly payments amortized and due in equal installments over a period of not more than sixty (60) months and interest shall accrue on the declining principal balance at a rate equal to the Prime Rate on the determination date plus one percent (1%) per annum, unless otherwise determined by the parties. The Note shall be dated as of the date the down payment is required to be made under this Agreement. The Note shall provide that the maker may prepay all or any portion of the unpaid principal balance and accrued interest at any time, without penalty. The Dissociated Member's Units in the Company shall be pledged as security for the Note. The value of the Dissociated Member's Membership Units shall include the amount of any Distributions to which the Member is entitled under this Agreement through the date of the sale of the Member's Membership Units to the Company and/or the Purchasing Member(s), based upon the Dissociated Member's right to share in Distributions from the Company (to the extent that such Distributions have not been paid) reduced by any damages sustained by the Company as a result of the occurrence of the Triggering Event, as determined by the Manager in his reasonable discretion. The Dissociated Member and the Company and/or the Purchasing Member(s) shall execute such documents and instruments as

may be necessary or appropriate to effect the sale of the Membership Units pursuant to the terms of this Section 11.5.

11.6 Forfeiture/Repurchase Rights. A Member's Membership Units may also be subject to certain forfeiture or repurchase rights as may be specified in their respective employment, consulting or similar agreement with the Company, or profits interest option or other equity grant agreement, the terms of which shall be treated as incorporated herein by this reference.

11.7 Default.

(a) Events of Default. In the event (i) a Member makes an assignment, general or special, for the benefit of his creditors; (ii) a Member files any petition for discharge, arrangement, plan or any other relief under the bankruptcy laws of the United States, or of any other law of the United States or any state for the relief of debtors; (iii) the Company's property, or any portion thereof, or any interest therein, or any interest in the Company is levied upon or otherwise subjected to the claims of the creditors of a Member, or comes into the possession of a receiver appointed for a Member (except in an action to enforce a properly authorized obligation of the Company); (iv) control of the affairs of a Member in any manner comes under the jurisdiction of any court in any involuntary proceeding or action in bankruptcy, arrangement for the benefit of creditors, receivership, or other judicial or governmental action; (v) a Member breaches any of his obligations or covenants contained in this Agreement; or (vi) a Member Transfers his Units in violation of this Agreement; and in the further event that such proceeding, action or breach as set forth in (i) through (iv) above is not dismissed, discharged or cured within thirty (30) days after written notice by any other Member, such event shall be deemed to be a default of the obligations of such Member. The occurrence of an event set forth in (v) or (vi) above shall automatically be deemed to be a default of the obligations of the applicable Member.

(b) Right to Purchase. In the event a Member defaults, the remaining Members shall have the right to acquire all of the Units of the defaulting Member (and the defaulting Member's successor or transferee). The remaining Members may exercise this right by delivering written notice of such exercise to the defaulting Member or its successor or transferee within ninety (90) days after the remaining Members receive notice of the occurrence of an event of default. Absent an agreement among the remaining Members, each remaining Member shall have the right to acquire his or its Proportionate Percentage of the Units of the defaulting Member.

(c) Effective Date. The effective date of the sale and purchase of any defaulting Member's Units (and the Units of the defaulting Member's successor or transferee) purchased hereunder shall be the last day of the month preceding the month in which the written notice of the exercise of the right to purchase such Units is delivered. Any defaulting Member or its successor or transferee shall be entitled to or charged with its distributive share of Net Income and Net Losses for the fiscal year in which the sale occurs until the effective date of the sale and purchase.

(d) Purchase Price. The purchase price for the defaulting Member's Units (and the Units of the defaulting Member's successor or transferee) shall equal seventy-five percent (75%) of the amount that would have been distributed to the holder of such Units had the Company liquidated pursuant to Article 13, as determined in good faith by the Manager.

(e) Payment of Purchase Price. In the event of the default of a Member and the exercise by the remaining Members of the option to purchase the Units of such defaulting Member, payment for the defaulting Member's Units shall be made at the option of each purchasing Member either (i) by the making and delivery of a negotiable promissory note in the amount computed to be due to the defaulting Member, or (ii) in cash or its equivalent. Each note delivered hereunder shall bear interest at a rate equal to the Federal Mid Term Rate (determined under Section 1274(d) of the Code), in effect on the effective date. Such interest rate shall be adjusted on each annual anniversary of the effective date to the then current Federal Short Term Rate. Each note shall have a maturity date of five (5) years from the effective date and shall be payable in five (5) equal principal installments plus accrued interest, commencing one year after the effective date. The makers of the notes shall have the privilege of prepayment of any portion of the principal, without penalty. Each note shall be secured by a perfected security interest in the Units acquired by the maker of such note from the defaulting Member.

ARTICLE 12.
ISSUANCE OF MEMBERSHIP INTERESTS

12.1 Issuance of Additional Membership Units to New Members. From the date of the formation of the Company, a unanimous affirmative vote of the Voting Members may determine to issue Membership Interests to any Person for such consideration as a unanimous affirmative vote of the Voting Members shall determine, subject to the terms and conditions of this Agreement.

12.2 Issuance of Additional Membership Interests to Existing Members. From the date of the formation of the Company, the Company may issue additional Membership Units to one or more existing Members in such amounts and designation(s) and for such consideration by a unanimous affirmative vote of the Voting Members subject to the other terms and conditions of this Agreement.

12.3 Representations in connection with Acquisition of Membership Units. Each individual, trust or entity acquiring Membership Units in the Company, regardless of the section of this Agreement under which such acquisition takes place, by their execution of or other agreement to be by this Agreement, hereby or thereby makes to the Company the representations set forth on Exhibit C of this Agreement in connection with such person's acquisition of such Membership Units.

12.4 Part Year Allocations With Respect to New Members. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. At the time a Member is admitted (or a transfer is effective) and in accordance with the provisions of Section 706(d) of the Code and the Regulations thereunder, the Manager may, at his option, close the Company books (as though the Company's Fiscal Year had ended) or make *pro rata* allocations of loss, income, and expense deductions to a new Member for that portion of the Company's Fiscal Year in which a Person became a Member.

ARTICLE 13.
DISSOLUTION AND TERMINATION

13.1 Dissolution.

(a) The Company shall be dissolved only upon the occurrence of any of the following events:

(i) the Approval of all the Voting Members of the dissolution of the Company;

(ii) the sale or disposition of all or substantially all of the Company assets, and the distribution of the proceeds thereof to the Members;

(iii) any event which makes it unlawful for the Company's business to be continued; or

(iv) the entry of a decree of judicial dissolution.

Notwithstanding anything to the contrary in the Act, the Company shall not be dissolved upon the death, retirement, resignation, expulsion, Bankruptcy or dissolution of a Member.

(b) As soon as possible following the occurrence of any of the events specified in Section 13.1(a) effecting the dissolution of the Company, the appropriate representative of the Company shall execute all documents required by the Act at the time of dissolution and file or record such statements with the appropriate officials.

13.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until winding up and Distribution is completed.

13.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Manager of the accounts of the Company and of the Company's assets, liabilities, and results of operations from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Manager shall:

(i) Sell or otherwise liquidate all of the Company Property as promptly as practicable (except to the extent that the Manager may determine to Distribute in kind any assets to the Members);

(ii) Allocate any Net Income or Net Loss resulting from such sales to the Members' Capital Accounts in accordance with Article 9 hereof;

(iii) Discharge all liabilities of the Company, including liabilities to Members who are also creditors, to the extent otherwise permitted by law, other than liabilities to Members for Distributions and the return of capital, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such Reserves shall be deemed to be an expense of the Company); and

(iv) Distribute the remaining assets to the Members in accordance with their positive Capital Account balances. It is intended that such Distributions shall be made in accordance with Section 9.5(b).

(c) Determination of Capital Accounts. Upon liquidation of the Company, all gains and losses from the sale or exchange of the Company's assets shall be credited and charged to the Members for federal income tax purposes and capital account purposes as provided for in Article IV. All assets to be distributed in kind and not actually sold or exchanged shall be deemed sold or exchanged with the gain or loss from such deemed sale or exchange being credited and charged to the Members for federal income tax purposes and capital account purposes as provided for in Article 9.

13.4 Filing or Recording Statements. Upon the conclusion of winding up, the appropriate representative of the Company shall execute all documents required by the Act at the time of completion of winding up and file or record such documents with the appropriate officials.

13.5 Return of Contribution Nonrecourse to Other Members. Except as provided by applicable law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution or any other Distributions. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Members shall have no recourse against any other Member or the Manager.

ARTICLE 14.
BOOKS AND RECORDS

14.1 Accounting Period. The Company's accounting period shall be the Fiscal Year.

14.2 Accounting Principles. For financial reporting purposes, the Company shall use generally accepted accounting principles applied on a consistent basis as determined by the Manager, unless the Company is required to use a different method of accounting for federal income tax purposes, in which case that method of accounting shall be the Company's method of accounting.

14.3 Books of Account and Records. At the expense of the Company, proper and complete records, books of account and other relevant Company documents shall be maintained and preserved, during the term of the Company, and for five years thereafter, by the Manager, in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company and required by applicable law. The books and records shall be open to the reasonable inspection and examination of the Members or their duly authorized

representatives, upon reasonable request, during ordinary business hours at the requesting Member's expense.

ARTICLE 15.
MISCELLANEOUS PROVISIONS

15.1 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by facsimile or electronic mail transmission, delivered by messenger, overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the Member's address, as set forth on Exhibit A, as amended. Such notice shall be effective, (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by facsimile or electronic mail transmission, upon electronic confirmation of successful transmission (or if the time of such electronic confirmation of successful transmission is later than 5:00 Pacific time on a business day (or reflects delivery on a non-business day), upon the next business day); or (c) if mailed, upon the earlier of (i) three (3) business days after deposit in the mail; or (ii) the delivery as shown by return receipt therefor. Any Member or the Company may change its address by giving notice in writing to the Company and the other Members of its new address.

15.2 Application of Nevada Law; Consent to Jurisdiction. This Agreement shall be construed and enforced in accordance with and governed by the laws of the state of Nevada applicable to agreements made and to be performed entirely within such state other than such laws, rules, regulations and case law that would result in the application of the laws of a jurisdiction other than the state of Nevada. The Members and the Company each agree to the exclusive jurisdiction of any state or federal court within the City of Reno, County of Washoe, State of Nevada, with respect to any claim or cause of action arising under or relating to this Agreement, and waive personal service of any and all process upon it and consent that all service of process be made by overnight courier (with confirmation of delivery), certified, registered, or priority U.S. mail (return receipt requested), directed to it at its address as set forth on the signature page and service so made shall be deemed to be completed when received. The Members and the Company each waive any objection based on forum non conveniens and waive any objection to venue of any action instituted hereunder. Nothing in this Section shall affect the right of either party to serve legal process in any other manner permitted by applicable law.

15.3 Waiver of Action for Partition. During the term of the Company, each Member irrevocably waives any right that it may have to maintain any action for partition with respect to the Company Property.

15.4 Amendments. This Agreement may be amended only with the Approval of all the Voting Members.

15.5 Execution of Additional Instruments. Each Member shall execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary or reasonably desirable, as determined by the Manager, to comply with any laws, rules, or regulations.

15.6 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and *vice versa*, and the masculine gender shall include the feminine and neuter genders and *vice versa*. The word "including" means "including without limitation" and "or" means "and/or", unless (in either case) the context clearly requires otherwise.

15.7 Effect of Inconsistencies with the Act. It is the express intention of the Members and the Company that this Agreement shall be the sole source of agreement among them with respect to the subject matter contained herein, except to the extent that other agreements are expressly referenced in this Agreement, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

15.8 Waivers. The failure of any Member or the Company to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

15.9 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Member or the Company shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

15.10 Attorneys' Fees. Should the Company or any Member reasonably retain counsel for the purpose of enforcing or preventing breach of any provision of this Agreement, including instituting any action or proceeding to enforce any provision of this Agreement, for damages by reason of any alleged breach of any provision of this Agreement, for a declaration of such Person's rights or obligations under this Agreement, or for any other judicial remedy, then, if the matter is settled by judicial determination or arbitration, the prevailing party (whether at trial, on appeal, or arbitration) shall be entitled, in addition to such other relief as may be granted, to be reimbursed by the losing party for all costs and expenses incurred, including reasonable attorneys' fees and costs for services rendered to the prevailing party or parties. If both parties are entitled to judgments or arbitration awards, the party with the larger judgment or arbitration award shall be deemed the prevailing party for purposes of the immediately preceding sentence.

15.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Without limiting the generality of the foregoing sentence, to the extent that any provision of this Agreement is prohibited or ineffective under the Act or common

law, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act or common law.

15.12 Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

15.13 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

15.14 Counterparts; Delivery of Signatures. This Agreement may be delivered by facsimile or other electronic means and executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

15.15 Entire Agreement. This Agreement contains the entire agreement of the Company and the Members relating to the rights granted and obligations assumed under this Agreement. Any oral representations or modifications concerning this Agreement shall be of no force or effect unless contained in a subsequent written modification signed by the Member to be charged.

15.16 Power of Attorney. Each Member hereby irrevocably makes, constitutes, and appoints any Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager so long as such successor is acting in such capacity), its true and lawful attorney, in such Member's name, place, and stead (it being expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear, and file with respect to the Company:

(a) All bills of sale, assignment forms or other appropriate transfer documents necessary to effectuate Transfers of a Member's Membership Units pursuant to Article 11;

(b) All such other instruments, documents, and certificates which may from time to time be required by the laws of Nevada or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue, and defend the valid existence of the Company; and

(c) All instruments, documents, and certificates which the Manager deems necessary or desirable in connection with a Reorganization or the dissolution and termination of the Company, either of which has been authorized in accordance with the terms of this Agreement.

This power of attorney shall not be affected by and shall survive the Bankruptcy, insolvency, death, incompetency, or dissolution of a Member and shall survive the delivery of any assignment by the Member of the whole or any portion of its Membership Units. Each Member hereby releases the Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Members, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 15.16.

15.17 Spouses. If applicable, each Member shall have his or her respective spouse execute the consent of spouse in the form provided by the Company.

15.18 Confidentiality. Each Member shall retain in strict confidence, and shall not use for any purpose whatsoever, or divulge, disseminate or disclose to any third party (other than in furtherance of the business purposes of the Company or as may be required by law, legal) any proprietary or confidential information relating to the business of the Company ("Proprietary Information"), including, without limitation, information regarding the assets of the Company, real property interests, financial information, development plans, pricing information, business methods, management information systems and software, customer lists, supplier lists, leads, solicitations and contacts, know-how, show-how, inventions, improvements, specifications, trade secrets, agreements, research and development, business plans and marketing plans of the Company or any of its Affiliates or subsidiaries, whether or not any of the foregoing are copyrightable or patentable (hereinafter the "Company Confidential Information") provided, that (i) a Member may in connection with any transfer permitted by the Agreement provide financial and other information with respect to the Company; (ii) that each Member may divulge, disseminate or disclose any Proprietary Information to its agents, consultants, professional advisors and co-investors for the purposes of managing its investment in the Company; (iii) each Member may divulge, disseminate or disclose any Proprietary Information to lenders or other financing sources and (iv) each Member may divulge, disseminate or disclose Proprietary Information to any of its Affiliates or otherwise to the extent necessary to comply with applicable legal requirements. "Proprietary Information" shall not include information that: (i) is or becomes generally available to the public other than as a result of any disclosure or other action or inaction by such Member in breach of this Agreement; (ii) is or becomes known or available to such Member on a non-confidential basis from a source (other than Company or any of its subsidiaries or Affiliates) that, to the knowledge of such Member not prohibited from disclosing such Proprietary Information to such Member by a contractual, legal or fiduciary obligation; or (iii) is or was independently developed by such Member without violation of any obligation under this Agreement.

15.19 Equitable Remedies. Company and the Members agree that it would be impossible or inadequate to measure and calculate Company's damages from any breach of the covenants set forth herein. Accordingly, the parties agree that if a Member of Manager breaches the above Paragraph 15.18, the Company will have, in addition to any other right or remedy available, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of any such provision of this Agreement. The parties further agree that no bond or other security will be required in obtaining such equitable relief and the Members and Manager hereby consents to the issuance of such injunction and to the ordering of specific performance.

15.20 Arbitration. Except as provided in Section 15.19, the parties acknowledge and agree that any dispute or controversy arising out of, relating to, or in connection with this Agreement, or the interpretation, validity, construction, performance, breach, or termination of this Agreement, shall be settled by binding arbitration to be held in Washoe County, Nevada in accordance with the rules of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in

any court having jurisdiction. The parties agree to negotiate in good faith to agree upon the arbitrator. Should they be unable to agree, each shall designate a representative, which representative shall be authorized to negotiate in good faith and agree upon an arbitrator, which the parties will be bound to use. The arbitrator shall not award incidental, consequential, or punitive damages, and the parties hereby waive any claim for such damages. All costs relating to the arbitration shall be borne equally by the parties, other than their own attorneys' fees.

15.21 Representation. BY EXECUTING THIS AGREEMENT, ALL MEMBERS HEREBY UNDERSTAND, ACKNOWLEDGE AND AGREE THAT JOHNSON LAW PRACTICE, PLLC HAS REPRESENTED THE COMPANY (THE "CLIENT"), IN THE PREPARATION AND DRAFTING OF THIS AGREEMENT; THAT THEY HAVE NOT REPRESENTED ANY MEMBER IN PREPARING AND DRAFTING THIS AGREEMENT; AND THAT THEY RETAIN THE RIGHT TO REPRESENT THE CLIENT IN ANY FUTURE MATTERS, INCLUDING WITHOUT LIMITATION MATTERS INVOLVING THE CLIENT AND THE MEMBERS. BY EXECUTING THIS AGREEMENT, EACH MEMBER ACKNOWLEDGES THAT IT HAS HAD THE ABILITY AND OPPORTUNITY (WHETHER OR NOT TAKEN) TO SECURE THE ADVICE OF INDEPENDENT LEGAL COUNSEL OF ITS OWN CHOOSING WITH RESPECT TO THE ADVISABILITY OF EXECUTING AND ENTERING INTO THIS AGREEMENT AND THE LEGAL EFFECT OF ANY PROVISION OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE VARIOUS TAX PROVISIONS AND THE PROVISIONS DEALING WITH THE ALLOCATIONS AND DISTRIBUTIONS OF THE NET INCOME AND NET LOSSES OF THE COMPANY. THE PARTIES HERETO THEREFORE STIPULATE AND AGREE THAT THE RULE OF CONSTRUCTION TO THE EFFECT THAT ANY AMBIGUITIES ARE TO BE OR MAY BE RESOLVED AGAINST THE DRAFTING PARTY SHALL NOT BE EMPLOYED IN THE INTERPRETATION OF THIS AGREEMENT TO FAVOR ANY PARTY AGAINST ANOTHER.

THE UNDERSIGNED, being all of the Members of the Company, hereby evidence their adoption and ratification of the foregoing Operating Agreement of the Company as of the Effective Date.

MANAGER:

By: [signature] 10/4/2024
ANTHONY PADAVICH

MEMBERS:

[signature] 10/4/2024
ANTHONY PADAVICH

ADDENDUM I

DEFINITIONS

Act. The Nevada Limited-Liability Company Act at Nevada Revised Statutes Chapter 86, as amended from time to time.

Adjusted Capital Contributions. The sum of all Capital Contributions made by a Member, less any Distributions made by the Company to such Member.

Affiliate. In the case of an individual, the spouse, estate, heirs, devisees, lineal descendants or the spouse of a lineal descendant of that individual, or a trust or other Entity formed by the individual for the benefit of the individual or his spouse or lineal descendants or the spouse of a lineal descendant of that individual, or any or all of them, and in which day-to-day voting control is directly or indirectly held by the individual, and in the case of a Person other than an individual, (a) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (b) any Person owning or controlling ten percent (10%) or more of the outstanding equity interests of such Person, (c) any officer, director, manager, or general partner of such Person, or (d) any Person who is an officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the equity interests of any Person described in clauses (a) through (c) of this sentence. For purposes of this definition, the term "control," "controls," "controlling," "controlled by," or "under common control with" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. No Member or Manager shall be deemed to be an Affiliate of another Member or Manager due solely to such Person's status as a Member or Manager of the Company (or both). For purposes of this definition, "lineal descendants" includes adopted children.

Agreement. This Operating Agreement as originally executed and as amended from time to time.

Approve or Approval. With respect to Voting Members, such Voting Members' approval expressed by the Voting Members holding the required number of Membership Units at a meeting of the Voting Members or expressed by written consent by Voting Members holding the required number of Membership Interests as provided for in Article 7; and with respect to the Manager, the approval as required pursuant to Section 5.1.

Assignee. A transferee of a Membership Unit who has not been admitted as a Member pursuant to Section 11.3. An Assignee shall have no voting rights in the Company with respect to its Membership Unit, including, without limitation, any and all rights to participate in the management of the business and affairs of the Company and to vote on any matters as to which a Member is entitled to vote. The Assignee is only entitled to receive the Distributions and return of capital, and to be allocated the Net Income and Net Losses attributable to the assigned Membership Unit or portion thereof. For the avoidance of doubt, references to Members in the provisions applicable to allocations of Net Income and Net Losses and Distributions shall be deemed to include Assignees for purposes of Assignees economic rights thereunder.

Articles of Organization. The articles of organization of the Company as filed with the Secretary of State as the same may be amended from time to time.

Bankruptcy. With respect to a Person, the occurrence of any of the following events: (a) such Person makes an assignment for the benefit of creditors; (b) such Person files a voluntary petition in bankruptcy; (c) such Person is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceeding; (d) such Person files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (e) such Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature; (f) such Person seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Person or of all or any substantial part of its properties; or (g) one hundred twenty (120) days after the commencement of any proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed, or if within ninety (90) days after the appointment without its consent or acquiescence of a trustee, receiver, or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

Buy Notice. As defined in Section 11.2.

Buy Option. As defined in Section 11.2.

Capital Account. As of any given date, the capital account of each Member as described in Section **Error! Reference source not found.** and maintained to such date in accordance with t his Agreement.

Capital Contribution. Any contribution to the capital of the Company in cash or property by a Member whenever made.

Cash Flow. Cash funds derived from operations of the Company (including interest received on reserves), without reduction for any noncash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, and capital improvements and replacements as determined by the Manager. Cash Flow shall be increased by the reduction of any reserve previously established.

Change of Control. The transfer or change in the ownership of the stock, units or membership interests, the amount of capital or the interest in or rights to profits (the "Capital") of an entity Member such that the owners of the entity Member immediately prior to such transfer or change fail to maintain at least a fifty percent (50%) interest in the Capital of the entity Member; provided however, that the transfer or change in the Capital of an entity Member which results from a Permitted Transfer shall not constitute a Change in Control hereunder.

Class A Membership Interest. Membership Interest that has voting rights.

Class B Membership Interest. Membership Interest that has no voting rights.

Code. The Internal Revenue Code of 1986, as amended from time to time.

Company. PADA BUILD LLC, a Nevada limited-liability company.

Company Confidential Information. As defined in Section 15.18.

Company Minimum Gain. Partnership minimum gain as determined in accordance with Section 1.704-2(d) of the Regulations.

Company Property. All assets (real or personal, tangible or intangible, including cash) of the Company.

Disability. With respect to any natural Person a permanent physical or mental disability or incapacity as determined by two physicians, one selected by the Company and one by the authorized agent of such Person, who has examined such Person and concluded that such Person is incapable of performing his usual duties for a continuous period of one hundred twenty (120) days or more.

Distributable Cash. All cash, whether revenues or other funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (a) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's business; and (c) Reserves. Any funds released from a Reserve shall be considered a cash receipt by the Company for purposes of this definition.

Distribution or Distribute. Any transfer of any or all of the Company Property from the Company to or for the benefit of a Member by reason of such Member's Membership Units or such Assignee's interest in the Company.

Entity. Any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, foreign business organization or other juridical person.

Fiscal Year. The taxable year of the Company as determined under the Code.

Hypothecation. A lien, pledge, hypothecation, mortgage, grant of a security interest, or effecting an encumbrance either as security for repayment of a liability or for any other purpose.

Initial Capital Contribution. The initial contribution by each Member to the capital of the Company pursuant this Agreement.

Initial Member. The initial Members of the Company are set forth on Exhibit A.

Majority or Majority Interest. One or more of the Membership Interests of the Members which taken together exceed fifty percent (50%) of the Units.

Manager. As defined in Section 5.2.

Member. Each of the parties who executes a counterpart of this Agreement as an initial Member and each Person who may hereafter become a Member or Substitute Member pursuant to the terms and conditions of this Agreement.

Member Minimum Gain. Partner nonrecourse debt minimum gain as determined under Section 1.704-2(i)(3) of the Regulations.

Member Loan Nonrecourse Deductions shall mean any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

Membership Interest. A Member's entire interest in the Company as determined by Membership Units held by such Member, and affording such other rights and privileges that a Member may enjoy by being a Member under this Agreement.

Membership Unit. Unit of measure by which a Member's entitlement to participate in the Net Income, Net Losses, Losses, Distributions, and other economic rights in the Company is measured and by which a Member's right to vote is measured, as set forth herein. Any Transfer of a Membership Unit shall constitute a transfer of the Membership Interest associated therewith. Membership Units will be set forth on Exhibit A, attached hereto, as updated from time to time in connection with the issuance of additional Membership Units.

Minimum Gain has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulation under Code Section 704(b).

Net Income or Net Loss shall mean the net income or net loss with respect to any accounting period of the Company determined in accordance with accounting principles generally and consistently applied by the Company.

Nonrecourse Deductions has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

Percentage Interest shall mean, with respect to any Member as of the time referred to herein, the number of Units owned by that Member divided by the total number of all issued and outstanding Units, expressed as a percentage.

Person. Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

Proprietary Information. As defined in Section 15.18.

Proportionate Percentage As to a Member, that fraction, expressed as a percentage, determined by dividing (i) the number of Units then owned by such Member if the Member is then entitled to purchase Units as described in Article 11, by (ii) the total number of Units then owned by all Members then entitled to purchase such Units.

Regulations. The proposed, temporary, and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

Reorganization. The merger or conversion of the Company, the sale or other disposition of all or substantially all of the assets of the Company, the sale or other disposition of all or substantially all of the Membership Units, or any other transaction pursuant to which one or more Persons acquire all or substantially all of the assets of, or Membership Units in, the Company in a single or series of related transactions, including a merger or conversion of the Company into a corporation or other Entity, whether or not such corporation or other Entity has the same owners as the Company and whether or not additional capital is contributed to such corporation or other Entity; provided, however, that a Reorganization in no event shall include the merger or conversion of the Company into a general partnership which is not a limited liability partnership and shall not include the merger or conversion with a wholly-owned subsidiary of the Company.

Reserves. With respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably deemed sufficient by the Manager for any Company purpose, including, but not limited to, working capital and for payment of taxes, insurance, debt service, and any other costs or expenses incident to the ownership or operation of the Company's business.

Secretary of State. The Secretary of State of Nevada.

Securities Laws. Any Federal securities acts and laws as well as the securities acts and laws of any state, including the Securities Act of 1933, as amended.

Substitute Member. A transferee of Membership Units who has been admitted to all of the rights of a Member as to such Membership Units pursuant to Article 11.

Transfer. A voluntary sale, transfer, encumbrance, assignment, exchange, Hypothecation, gift, devise, bequest, or other disposition, whether or not for consideration.

Transferring Member. A Member who voluntarily sells, transfers, encumbers, assigns, exchanges, Hypothecates, or otherwise disposes of all or any part of the Member's Interest in the Company to any third person or entity.

Unit. A Membership Unit.

Voting Member. The Initial Members and any other member authorized in writing by the Initial Members to have voting rights. Voting Members have Class A Membership Interest.

EXHIBIT A

MEMBERS' NAMES, MEMBERSHIP UNITS
AND INITIAL CAPITAL CONTRIBUTIONS
As of November 1, 2024

Voting **Member Name**	**Initial Capital Contribution**	**Membership Units**	**Initial Membership % Interest**
Anthony Padavich		500	100%

Non-voting members

Non-voting **Member Name and Address**	**Initial Capital Contribution**	**Membership Units**	**Membership Interest**

EXHIBIT B

STATEMENT OF ACCEPTANCE

Reference is made to the Operating Agreement of Pada Build LLC, a Nevada limited-liability company (the "Company"), dated effective as of the __ day of _____, 2024, by and among all of the then Members of the Company, as amended (the "Agreement"). As a proposed recipient of a Membership Units (as defined in the Agreement), the undersigned hereby agrees to be bound by the Agreement and agrees that such Membership Units (and all subsequently acquired Membership Units) shall remain subject to all of the terms and conditions of the Agreement and all rights and obligations thereunder arising prior to such receipt, that upon such receipt the undersigned shall be deemed automatically to have accepted all of the terms and conditions of the Agreement and that the undersigned shall, subject to the approval of the Members of the Company, thereafter be deemed to be a signatory party to the Agreement in the position of one of the Members. It is understood that the executed Statement of Acceptance shall be attached to the Agreement and shall form a part thereof without any further action.

Dated:___________________, 20__.

MEMBER:

____

Printed Name: ______________________________

ACCEPTED:

____________________________________ ____________________________________

[Member Name] [Member Name]

EXHIBIT C

SUBSCRIPTION REPRESENTATIONS

(1) I have received and reviewed the Operating Agreement with the opportunity and the Company's encouragement to seek the advice and consultation of independent legal and tax counsel.

(2) Unless I am receiving a "profits interest" in the Company, my subscription for a Membership Interest is equal or equivalent to the amount of cash or the value of property or services to be contributed to the Company -by me in return therefor, and I agree to make my required contribution of capital to the Company as required in the Operating Agreement.

(3) My Membership Interest will be subject to the restrictions against transfer stated in the Operating Agreement. I further understand that my Membership Interest has not been registered under the Securities Act of 1933, as amended (the "Act"), nor has it been registered under any state securities law, in reliance upon exemptions therefrom. I understand that my Membership Interest must be held indefinitely unless the sale thereof is made pursuant to registration under the Act and applicable state securities laws or exemptions from such registration are available, and the proposed sale or other transfer is permitted under the Operating Agreement. I represent and warrant that my financial position will not be materially and adversely affected either by the illiquidity of my Membership Interest or by a loss of my total investment therein. I understand that the Company is under no obligation to register my Membership Interest or to assist me in complying with any exemption from registration.

(4) I represent and warrant to the Company that I am acquiring the Membership Interest solely for my own account, for investment purposes only, and not with a view to, or for sale in connection with, any distribution, division, assignment, or resale to others, and no other person has a direct or indirect beneficial interest in my Membership Interest (excluding any indirect interests that may be attributed solely to a person's ownership position in any Member that is an entity).

(5) I have had a reasonable opportunity to ask questions of, and receive answers from, the Company and the other members of the Company concerning my proposed investment in the Company and the business background, qualifications and experience of the manager and officers and all such questions have been answered to my full satisfaction.

(6) No oral or written representations have been made and no oral or written information has been furnished to me, the Company, the other members or any other person in connection with my investment which was in any way inconsistent with the Operating Agreement.